UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month May 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On May 8, 2024, the Board of Directors (the “Board”) of CN Energy Group. Inc. (the “Company”) decided to suspend indefinitely Mr. Steven Berman as the Chief Executive Officer of the Company, pending an independent investigation by the special committee of the Board (the “Special Committee”) into various allegations made by Mr. Berman. The Special Committee, formed on April 22, 2024, is comprised solely of independent directors of the Board in connection with the investigation. During the term of Mr. Berman’s suspension, he will continue to be employed by the Company and will receive his salary pursuant to the terms of his employment agreement, but he will no longer perform the functions and duties of the chief/principal executive officer.

The Board has appointed Mr. Wenhua Liu, a member of the Board since June 2022, to serve as the Company’s Interim Chief Executive Officer. There are no arrangements or understandings between Mr. Liu and any other person related to his appointment as the Interim Chief Executive Officer. There is no family relationship between Mr. Liu and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. As of the fiscal year ended December 31, 2023, Mr. Liu has provided personal guarantee as an additional security for the Company’s short-term loans of approximately $2,432,841. Mr. Liu will continue to be compensated as a director of the Company. Any material changes or amendments to Mr. Liu’s compensation arrangements in connection with his appointment as the Interim Chief Executive Officer have not yet been finalized. The Company will file a Current Report on Form 6-K when such information is available.

A description of Mr. Liu’s business experience, which is required to be disclosed by Item 401(e) of Regulation S-K can be found in the annual report on Form 20-F, filed with the Securities and Exchange Commission on February 15, 2024, and is incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: May 16, 2024	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chairperson of the Board

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